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                                                                   EXHIBIT 15

[LETTERHEAD OF KOLLMORGEN]

                                                 December 9, 1997

Mr. Lester Hill
Chairman of the Board, President
 and Chief Executive Officer
Pacific Scientific Company
620 Newport Center Drive, Suite 700
Newport Beach, California 92660

Dear Buck:

In August, you and I met to discuss what we at Kollmorgen believe are the compelling merits of a strategic business combination of Kollmorgen Corporation and Pacific Scientific Company. We explored a broad range of topics related to such a combination, all of which, I believe, lead to the conclusion that a strategic merger of our two companies offers significant benefits to our respective shareholders, customers and employees.

Among the many compelling reasons for this merger--most of which we touched upon in our August meeting--are the following:

o A merger of Kollmorgen and Pacific Scientific would establish the combined enterprise as a leader in high performance electronic motion control--one of the fastest-growing segments of the motors and controls business. In a fragmented industry, the combined enterprise would have the critical mass to comprehensively serve the needs of our customers.

o Combining our highly complementary motion control product lines would enable us to become a full-service provider. The combined company would capitalize on the complementary product lines and differing strengths of Kollmorgen and Pacific Scientific. The combined company would be able to provide the full range of products and support services that today's sophisticated customers demand, offering them a global supplier for their electronic motion control requirements.

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o The combined enterprise would be well-positioned strategically, operationally and financially to aggressively pursue attractive opportunities for external and internal growth. Our increased size and scope would enable us to be a leader in the accelerating consolidation of our industry, give us increased access to the capital markets, and raise our visibility in the business and financial communities.

o The increased size and global scope of the combined company would enable us to more effectively market our products to customers worldwide. We at Kollmorgen have already established a significant presence in India, Germany, France, Israel, China and elsewhere. The combined enterprise would be well-positioned to build on this foundation, particularly in Europe and the Pacific Rim. The combined company would be able to expand its customer base and offer wouldwide on-site product support to existing customers, while conducting more effective and cost-efficient global research and development, marketing, production and sourcing.

o The revenue and operating synergies I spoke of during our meeting are significant and highly achievable. Based on public information, Kollmorgen management has identified more than $15 million of annual pre-tax operating synergies that the combined company could achieve in 1999, rising to more than $20 million in 2000 and increasing thereafter. Management expects to achieve these synergies from cross-selling opportunities and from net cost savings in selling and marketing expenses, distribution cost savings, joint purchasing savings, consolidation of research and development, and reduction in corporate expenses.

o As for the people of our respective organizations, who are key to making such a merger work, we know that many good people exist at both Kollmorgen and Pacific Scientific. The challenge in a merger will be to harness the creative energy and commitment of both sets of people. We at Kollmorgen are committed to working closely with you and your colleagues on the Pacific Scientific management team to determine--together--how best to combine our two enterprises, including how best to create a combined company that will attract and retain outstanding individuals at every level.

Given our strong belief that a merger of Kollmorgen and Pacific Scientific makes compelling sense from a strategic, operational and financial point of view, we are confident that, as you and your Board of Directors evalute this business combination, you will embrace our strongly held view that this is an opportunity for your constituents, as well as ours, that is clearly worth pursuing.

Specifically, the Board of Directors of Kollmorgen Coporation has unanimously authorized me to formally propose a strategic business combination between Kollmorgen and Pacific Scientific pursuant to which Pacific Scientific's shareholders would receive consideration of $20.50 per share, half in cash and the balance in Kollmorgen stock. The value of the stock consideration would be protected by an appropriate collar.

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Among the key aspects of the transaction we propose are the following:

o A Premium of 34%--The purchase price of $20.50 per common share represents a 34% premium over Pacific Scientific's closing price of $15.3125 on the New York Stock Exchange on Monday, December 8, 1997, and a 37% premium over the company's average closing price for the preceding 20 trading days.

o Immediate Cash Payment for Half of Pacific Scientific's Capital Stock--Half of Pacific Scientific's outstanding shares would be purchased for a cash payment of $20.60 per share.

o Continued Participation in the Future Growth of the Combined Company--Because Pacific Scientific's shareholders would receive Kollmorgen common stock in the proposed merger, they would participate in the future growth and success of the combined enterprise. Upon consummation of the proposed merger, Pacific Scientific shareholders would hold an equity stake of approximately 43% in the combined company, based upon an assumed market value for Kollmorgen common stock of $17.125 per share.

o An Accretive Transaction--Kollmorgen is confident that the proposed combination would be accretive to earnings per share in 1999, the first full year of operations of the combined company, and increasingly so thereafter.

o Fully, Committed, Conservative Financing--Kollmorgen and Kollmorgen's financial advisor, Salomon Smith Barney, have entered into a binding commitment letter in which Salomon has committed to provide a conservatively financed bank facility to fully finance the transaction, including the refinancing of existing indebtedness and the provision of a working capital facility for the combined company.

We continue to firmly believe that consolidation in our industry is inevitable, and neither Pacific Scientific nor Kollmorgen can sit by idle while competitors, many of which are much larger than Pacific Scientific and Kollmorgen, create the global network and broad product offerings that our customers demand and deserve. This reality, coupled with the natural fit of our two companies, the complementary nature of our product lines and the combined talent of our two management groups, make a Kollmorgen/Pacific Scientific combination compelling.

It is our sincere hope that once you have reviewed our proposal, you and your Board of Directors will share in our vision and will enthusiastically support a combination of our two companies. We are interested in proceeding with this transaction on an expeditious basis and look forward to hearing from you in this regard within the next few days. We and our advisors stand ready to meet with you and your advisors at any time to discuss our proposal and commence the negotiation of definitive documentation for the transaction. We have been advised that there is no requirement

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for either of us to publicly disclose this proposal at this time. Your prompt favorable response to us would result in your shareholders being able to receive the benefits of our offer promptly and will allow the combined company's management to begin integrating our two companies.

We hope to have the opportunity to work with you on this exciting initiative.

                                         Very truly yours,

                                         /s/ Gideon Argov
                                         -----------------------
                                         Chairman, President and
                                         Chief Executive Officer